Hella Bagels, LLC

Profit and Loss
January 1 - December 31, 2022

Income	
Stripe	79,276.65
Checks	23,149.00
Total	**$102,425.65**

Expenses	
Produce	5,401.37
Cream Cheese	7,839.58
Flour	5,623.94
Fish	7,418.65
Supplies	4,290.54
Advertising	696.21
Equipment	0.00
Bank Charges and Interest	0.00
Insurance	299.00
Meals and Entertainment	0.00
Licenses and Dues	115.00
Office Expenses	0.00
Professional Fees	0.00
Rent	20,875.00
Repairs and Maintenance	0.00
Software Subscriptions	0.00
Subcontractors	0.00
Telephone and Utilities	708.00
Travel	435.43
Vehicle Expenses	0.00
Employees	0.00
Other Expenses	0.00
Total	**$53,702.72**

Profit/Loss	**$48,722.93**

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Hella Bagels, LLC

Balance Sheet
December 31, 2022

ASSETS	
Current Assets	
Bank Accounts	
Checking	53,636.35
Cash on Hand	0.00
Total Bank Accounts	**$53,636.35**
Accounts Receivable	0.00
Other Current Assets	
Inventory	1,000.00
Total Current Assets	**$1,000.00**
Fixed Assets	
Machinery & Equipment	2,500.00
Total Fixed Assets	**$2,500.00**
TOTAL ASSETS	**$57,136.35**

LIABILITY & EQUITY	
Liabilities	
Current Liabilities	
Credit Card	0.00
Other Current Liabilities	
Sales Tax Payable	0.00
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening Balance Equity	0.00
Owner Investment	32,841.77
Owner's Pay & Personal Expenses	-115,257.99
Retained Earnings	90,829.64
Net Income	48,722.93
Total Equity	**$57,136.35**
TOTAL LIABILITIES & EQUITY	**$57,136.35**

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Hella Bagels, LLC

Statement of Cash Flows
January 1 - December 31, 2022

Operating Activities	
Net Income	48,722.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	0.00
Inventory	-250.00
Total Adjustments to reconcile Net Income to Net Cash	**$0.00**
Net cash provided by operating activities	**$48,472.93**
Investing Activities	
Machinery & Equipment	-500.00
Net cash provided by investing activities	**-$500.00**
Financing Activities	
Owner's Investment	32,841.77
Owner's Pay and Personal	-43,300.00
Net cash provided by financing activities	**-$10,458.23**
NET CASH INCREASE FOR PERIOD	**$37,514.70**
Cash at beginning of period	16,121.65
CASH AT END OF PERIOD	**$53,636.35**

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